Exhibit 99.2

RSM Canada LLP

11 King St W

Suite 700, Box 27
December 6, 2021	Toronto, ON M5H 4C7

Ontario Securities Commission	T +1416 480 0160
British Columbia Securities Commission	F +1 416 480 2646
Alberta Securities Commission
The Manitoba Securities Commission	www.rsmcanada.com

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland & Labrador

The Office of the Superintendent Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Autorite des marches financiers

Registrar of Securities, Government of Yukon Territory

Securities Registry, Government of the Northwest Territories

Registries of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	MindMedicine (MindMed) Inc. (the "Company") Notice of Change of Auditor

We acknowledge receipt of a Notice of Change of Auditor (the"Notice") dated December 6, 2021 delivered to us by the Company in respect of the change of auditor of the Company as it relates to RSM Canada LLP.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements therein.

Yours truly,

RSM Canada LLP

/s/ RSM Canada LLP

Chartered Professional Accountants
Licensed Public Accountants

THE POWER OF BEING UNDERSTOOD

AUDIT I TAX I CONSULTING